Exhibit 99

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1.	Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company")

2.	Date of Material Change

March 30, 2007

3.	Press Release

A press release was issued in Longueuil, Quebec on March 30, 2007 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4.	Summary of Material Change

The Company announced today that it has entered into a settlement agreement with holders of a majority of the outstanding principal amount of its 8½% Senior Subordinated Notes due 2014 (the "Notes") in connection with the litigation in which the Company is seeking a declaratory judgment that, among other things, the sale of certain of the Company’s assets to Rite Aid Corporation constitutes the sale of substantially all of its properties and assets for the purposes of the Indenture.

In connection with the settlement agreement, the Company is amending the total consideration offered to holders of the Notes in its tender offer and consent solicitation dated March 28, 2007 for the Notes. The Company is amending the total consideration by decreasing, from 200 basis points to 150 basis points, the Spread used in calculating the total consideration pursuant to the fixed spread pricing formula as defined in the Offer Documents. The Company is also amending the Consent Expiration Date, which will now be 5:00 p.m. New York City time on April 4, 2007 and the Price Determination Date, which will now be 2:00 p.m. New York City time on April 6, 2007, unless extended.

5.	Full Description of Material Change

For a full description of the material change, please refer to the attached press release.

6.	Confidentiality

This report is not confidential.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9.	Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 3rd day of April 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Corporate Secretary

Trades under the symbol (TSX): PJC.A

Press release
For immediate release

THE JEAN COUTU GROUP ANNOUNCES SETTLEMENT AGREEMENT WITH
HOLDERS OF ITS 8½% UNSECURED SENIOR SUBORDINATED NOTES DUE 2014 AND
RELATED AMENDMENTS TO THE PRICING OF ITS TENDER OFFER

Longueuil, Quebec, March 30, 2007 — The Jean Coutu Group (PJC), Inc. ("The Jean Coutu Group" or the "Company") announced today that it has entered into a settlement agreement with holders of a majority of the outstanding principal amount of its 8½% Senior Subordinated Notes due 2014 (the "Notes") in connection with the litigation in which the Company is seeking a declaratory judgment that, among other things, the sale of certain of the Company’s assets to Rite Aid Corporation constitutes the sale of substantially all of its properties and assets for the purposes of the Indenture.

Holders of the Notes party to the settlement agreement are agreeing to tender their Notes and deliver their consents to the Company’s tender offer and consent solicitation which was made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated March 28, 2007 and the accompanying Consent and Letter of Transmittal (the "Offer Documents"), as amended hereby. As part of the settlement agreement the Company has agreed to pay certain litigation expenses of certain other parties to the litigation. Holders of the Notes who are entering into the settlement agreement hold a majority in aggregate principal amount of the outstanding Notes and upon the tender of their Notes as agreed in the settlement agreement the Proposed Amendments (as defined in the Offer Documents) will be approved.

In connection with the settlement agreement the Company is amending the total consideration offered to holders of the Notes in its tender offer and consent solicitation for the Notes. The Company is amending the total consideration by decreasing, from 200 basis points to 150 basis points, the Spread (as defined in the Offer Documents) used in calculating the total consideration pursuant to the fixed spread pricing formula, as set forth in the Offer Documents. The Company is not otherwise amending the pricing formula.

The Company is also amending the Consent Expiration Date (as defined in the Offer Documents) which will now be 5:00 p.m. New York City time on April 4, 2007 and the Price Determination Date (as defined in the Offer Documents) which will now be 2:00 p.m. New York City time on April 6, 2007, unless extended.

The offer by The Jean Coutu Group will expire at 8:00 a.m., New York City time, on April 26, 2007, unless extended (the "Offer Expiration Date").

Holders of Notes who are not party to the settlement agreement and who tender their Notes prior to the revised Consent Expiration Date may validly withdraw their tendered Notes and revoke their consents at any time prior to the revised Consent Expiration Date, but not thereafter unless the tender offer and the consent solicitation is terminated without any Notes being purchased.

Questions about the tender offer may be directed to Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866) 540-1500 (toll free). Copies of the Offer Documents and other related documents may be obtained from the information agent.

The tender offer and consent solicitation is being made solely on the terms and conditions set forth in the Offer Documents, as amended hereby. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of The Jean Coutu Group. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consents.

Forward Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company’s actual results.

Some of the important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Stock Purchase Agreement; (2) the inability to complete the Transaction due to the failure to satisfy any conditions to consummation of the Transaction; (3) the failure of the Transaction to close for any other reason; (4) the outcome of any legal proceedings that have been or may be instituted against or by the Company and others relating to the Transaction; (5) risks that the proposed Transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Transaction; (6) the effect of the announcement of the Transaction on our customer relationships, operating results and business generally; (7) the ability to recognize the intended benefits of the Transaction; and (8) the amount of the costs, fees, expenses and charges related to the Transaction.

The Company undertakes no obligation to update any forward looking statements contained in this press release.

About the Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The company and its combined network of 2,185 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Sante Beaute) employ more than 61,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the North-eastern, mid-Atlantic and South-eastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Source:	The Jean Coutu Group (PJC) Inc.

Information:	Michael Murray	Hélène Bisson
	Director, Investor Relations	Director, Public Relations
	(450) 646-9611, Ext. 1068	(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206